Press Release

Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:

Investor Relations Department
Country/City Code 8862 Tel: 2656-8096
ir@gigamedia.com.tw

GigaMedia Announces Partial Conversion of Convertible Note of Aeolus Robotics Corporation

TAIPEI, Taiwan, January 25, 2022 – GigaMedia Limited (NASDAQ: GIGM) today announced that, on January 21, 2022, the Company has received the certificates of the 735,835 shares of the Series B preferred shares issued by Aeolus Robotics Corporation (“Aeolus”), as a result of its conversion of 20% of the US$10,000,000 principal amount convertible promissory note (the “Note”) issued by Aeolus.

The conversion was exercised in accordance with the right under the Note and was in the amount of US$2,000,000 at the conversion price of US$2.718 per share, effective December 30, 2021. After the conversion, the outstanding principal amount under the Note is US$8,000,000.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of digital entertainment services in Taiwan and Hong Kong. GigaMedia's digital entertainment service business is an innovative leader in Asia with growing capabilities of development, distribution and operation of digital entertainments, as well as platform services for games with a focus on mobile games and casual games. More information on GigaMedia can be obtained from www.gigamedia.com.tw.

The statements included above and elsewhere in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company's current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia's Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in April 2021.

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